02021973

STATES
IANGE COMMISSION
D.C. 20549

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RECEIVED AUG 27 2002 WASH. D.C. 164 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 17747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGENTHAU & ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL PLAZA, SUITE 2504
(No. and Street)

FT. LAUDERDALE (City) FLORIDA (State) 33394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY R. MORGENTHAU 954-463-0501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEEFE, McCULLOUGH & CO., LLP, C.P.A.'S
(Name – *if individual, state last, first, middle name*)

6550 NORTH FEDERAL HIGHWAY, SUITE 410 (Address) FT. LAUDERDALE (City) FL (State) 33308 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTHONY R. MORGENTHAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGENTHAU & ASSOCIATES, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth C. Anderton
MY COMMISSION # DD061945 EXPIRES
October 1, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

Anthony R Morgenthau
Signature

PRESIDENT
Title

Beth C. Anderton
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2002 and 2001

ASSETS

	2002	2001
ASSETS:		
Cash	$ 70,048	$ 46,468
Accounts receivable - commissions	16,011	11,956
Prepaid expenses	4,623	14,516
Due from MP1, LLC	19,450	20,450
Deposit with clearing broker	15,000	15,000
Investments	57,900	57,900
Deposits - other	368	368
Office furniture and equipment, at cost, less accumulated depreciation of $ 5,808 and $ 4,971, respectively	3,852	9,033
Total assets	$ 187,252	$ 175,691

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2002 and 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES:		
Accounts payable and accrued expenses	$ 17,806	$ 16,102
Loan payable to stockholder	9,104	9,104
Total liabilities	26,910	25,206
STOCKHOLDER'S EQUITY:		
Common stock, $ .01 par value; 100,000 shares authorized, 98,800 shares and 98,700 shares issued and outstanding, respectively	988	987
Paid-in capital	234,812	184,813
Retained earnings (deficit)	(75,458)	(35,315)
Total stockholder's equity	160,342	150,485
Total liabilities and stockholder's equity	$ 187,252	$ 175,691

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2002 and 2001

	2002	2001
INCOME:		
Retail commissions	$ 102,105	$ 169,447
Private placement commissions	11,250	222,850
Finders fee	--	95,000
Total income	113,355	487,297
GENERAL AND ADMINISTRATIVE EXPENSES:		
Salary	56,000	167,983
Professional fees	43,258	41,807
Administrative fee	27,600	8,902
Rent, net of sublease	10,774	51,049
Miscellaneous	10,231	2,217
Provision for depreciation	2,792	4,776
Commissions	2,031	870
Payroll taxes	1,943	8,523
Insurance - general	1,068	2,571
Travel and entertainment	850	15,481
Office supplies and expense	817	9,942
Printing	784	45
Dues and subscriptions	495	4,460
Seminars and training	362	914
Taxes and licenses	326	1,227
Telephone	310	21,387
Postage	224	5,115
Insurance	148	4,778
Repairs and maintenance	142	1,347
Consulting	--	53,976
Equipment rental	--	10,514
Donations	--	7,459
Alarm service	--	1,168
Total expenses	160,155	426,511
Operating income (loss)	(46,800)	60,786
OTHER INCOME (EXPENSE):		
Miscellaneous	9,046	4,647
Loss on sale of property and equipment	(2,389)	--
Total other income (expense)	6,657	4,647
Income (loss) before provision for income taxes	(40,143)	65,433
PROVISION FOR INCOME TAXES	--	--
Net income (loss)	$ (40,143)	$ 65,433

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2002

	Capital Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Common Stock			
BALANCES, July 1, 2000	98,700	$ 987	$ 184,813	$ (100,748)	$ 85,052
Net income	--	--	--	65,433	65,433
BALANCES, June 30, 2001	98,700	987	184,813	(35,315)	150,485
Issuance of 100 shares of common stock	100	1	49,999	--	50,000
Net income (loss)	--	--	--	(40,143)	(40,143)
BALANCES, June 30, 2002	98,800	$ 988	$ 234,812	$ (75,458)	$ 160,342

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (40,143)	$ 65,433
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Provision for depreciation	2,792	4,776
Loss on sale of property and equipment	2,389	1,866
Book value of donated equipment	--	6,774
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(4,055)	10,718
(Increase) decrease in prepaid expenses	9,893	(11,463)
(Increase) decrease due from MP1, LLC	1,000	(17,950)
Increase (decrease) in accounts payable and accrued expenses	1,704	1,377
Net cash provided by (used in) operating activities	(26,420)	61,531
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loan from stockholder	--	10,000
Proceeds from sale of property and equipment	--	1,293
Deposit placed	--	(368)
Purchases of furniture and equipment	--	(3,001)
Purchase of investments	--	(54,600)
Net cash used in investing activities	--	(46,676)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	50,000	--
Net cash provided by financing activities	50,000	--
Net increase in cash	23,580	14,855
CASH, July 1	46,468	31,613
CASH, June 30	$ 70,048	$ 46,468

SUPPLEMENTAL DISCLOSURES:

There were no cash receipts or payments of interest or income taxes during either year.

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

Morgenthau & Associates, Inc. (the Company) is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a fully disclosed agreement whereby a corresponding Broker-Dealer (Fiserv Correspondent Services, Inc. formerly J.W. Genesis Clearing Corp.) handles all customers' money and stock transactions. In addition, the Company conducts a number of private placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

For financial statement reporting purposes, revenues are recognized when earned and costs are recognized when incurred.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents at one financial institution which routinely exceed Federal insured amounts.

Allowance for doubtful accounts:

Management periodically reviews the accounts receivable balance and provides an allowance for accounts which may be uncollectible. At June 30, 2002, management considers the accounts receivable to be fully collectible within the current accounting period and no allowance for doubtful accounts is considered necessary.

Provision for depreciation:

The Company provides for depreciation of its property and equipment using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5-7 years

Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. No provision for Federal or Florida income taxes has been provided for in the financial statements due to the current year operating loss sustained. Net operating loss carryforwards of approximately $ 45,000 which are available to offset future earnings of the Company will expire at various times through 2021. The future tax benefit of such operating losses has been offset completely by a valuation allowance at June 30, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments:

Investments consist of 4,200 shares of NASDAQ Stock Market, Inc. and 300 warrants to purchase additional shares. The securities, which were acquired in a private placement, do not have a readily ascertainable market price and are therefore carried at cost.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - LEASING ARRANGEMENTS

The Company entered into a lease for office space under an operating lease that commenced on May 1, 2001 and expires on April 30, 2006. Concurrent with the commencement of this lease, the Company entered into a sublease agreement with a related entity to recover 80% of the lease cost. Rent expense for the years ended June 30, 2002 and 2001 is as follows:

	2002	2001
Rent paid	$ 65,802	$ 82,513
Less sublease recovery	55,028	31,464
Net rent expense	$ 10,774	$ 51,049

Future minimum lease payments under the above non-cancelable operating and sublease arrangements are approximately as follows:

Year ending June 30	Gross Rentals	Net of Sublease Recovery
2003	$ 68,000	$ 13,600
2004	$ 70,000	$ 14,000
2005	$ 72,000	$ 14,400
2006	$ 61,000	$ 12,200
Thereafter	$ NONE	$ NONE

NOTE 4 - RELATED PARTY TRANSACTIONS

Commission and fee income:

The Company receives commission income as the private placement agent for several companies related by common ownership and/or management. Commission income from these entities amounted to $ 11,250 and $ 222,850 for the years ended June 30, 2002 and 2001, respectively. The Company also received a finders fee of $ 95,000 from a related entity during the year ended June 30, 2001.

NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

Other related party transaction:

Under an agreement dated January 1, 2000, M & A Financial Management, Inc. provided consulting services to the Company, and is paid fees as determined by mutual agreement between the two companies. MP1, LLC has succeeded to M & A Financial Management, Inc. in this agreement. The sole stockholder of Morgenthau & Associates, Inc. is an officer and a 50% owner of both entities. Consulting fees for the years ended June 30, 2002 and 2001 under this agreement were $ 0 and $ 44,700, respectively.

Under an agreement effective May 1, 2001, MP1, LLC provides administrative support services to the Company for a monthly fee of $ 2,300 through April 30, 2002. Effective May 1, 2001, the Company subleases office space to MP1, LLC for 80% of the Company's lease payment. As of June 30, 2002, the Company has a receivable from MP1, LLC in the amount of $ 5,450 for short term loans and intercompany transactions. In addition, as of June 30, 2002, the Company has a receivable from Tel-Ops, LLC in the amount of $ 14,000 for short term loans and intercompany transactions.

Effective May 1, 2002, the administrative support agreement and sublease were assigned to Morgenthau Holdings, LLC, which is wholly owned by the same stockholder of the Company. Administrative fee expense paid to MP1, LLC and Morgenthau Holdings, LLC aggregated $ 27,600 for the year ended June 30, 2002. Sublease income from MP1, LLC and Morgenthau Holdings, LLC totaled $ 55,028 for the year ended June 30, 2002.

As of June 30, 2002, the Company was indebted to its stockholder for $ 9,104. The loan is noninterest bearing.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" Exchange also provides that equity capital cannot be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $ 74,517 which was $ 69,517 in excess of its required net capital. The Company's net capital ratio was .36 to 1.00.

NOTE 6 - CONTINGENCIES

In May, 2002, an information request was received from the Attorney General for the State of Maryland concerning various business transactions the Company previously conducted in that State. Management of the Company responded fully to such inquiry and furnished all information and documentation the State requested. No further communication has since been received, no action has been taken by the State as of the date of this report, nor is any expected by the Company or its legal counsel.

NOTE 6 - CONTINGENCIES (continued)

The Company has entered into a contingent fee arrangement with ALfresh Foods, Inc. for the payment of commissions previously earned by the Company. ALFresh Foods, Inc., which is related by common ownership, has incurred operating losses every year since its inception in 1995. Because of ALFresh's poor financial condition and the uncertainty of any current collections, Morgenthau & Associates, Inc. has converted ALFresh's contractual obligation for commissions to a contingent arrangement, wherein ALFresh is required to make payments of 8% of its earnings before non-cash charges and income taxes, determined on an annual basis and payable by April 1 of the year following the year of determination. ALFresh may, however, make voluntary payments against the total fees due to the Company at any time. During the year ended June 30, 2002, ALFresh made such a voluntary payment of $ 7,500. The balance of contingent unpaid fees due to the Company aggregated approximately $ 497,000 at June 30, 2002.

MORGENTHAU & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
For the Year Ending June 30, 2002

TOTAL STOCKHOLDER'S EQUITY	$	160,342
NON-ALLOWABLE ASSETS:		
Property and equipment, less accumulated depreciation		3,852
Due from MP1, LLC		19,450
Investments not readily marketable		57,900
Prepaid expenses		4,623
Total non-allowable assets		85,825
NET CAPITAL	$	74,517
AGGREGATE INDEBTEDNESS:		
Liabilities from the statement of financial condition	$	26,910
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	1,795
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	70,480
Excess net capital at 1,000 percent	$	71,826
Ratio aggregate indebtedness to net capital		.36 to 1.00

There are no material differences between the computation of net capital under Rule 15c3-1 as determined above, and the Company's Part IIA filing as of June 30, 2002.

KMC

KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A.
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

CECILE C. NOVAK, C.P.A.
PIERCE R. KEEFE, C.P.A.
CHARLES K. RUMPF, C.P.A.
GERALD J. PIFFATH, JR., C.P.A.
KALLIOPI VLAMIS, C.P.A.
ISRAEL J. GOMEZ, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of Morgenthau & Associates, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Morgenthau & Associates, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in the making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keefe, McCullough & Co., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
July 25, 2002

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2002 and 2001

TABLE OF CONTENTS

KMC

KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A.
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.
CECILE C. NOVAK, C.P.A.
PIERCE R. KEEFE, C.P.A.
CHARLES K. RUMPF, C.P.A.
GERALD J. PIFFATH, JR., C.P.A.
KALLIOPI VLAMIS, C.P.A.
ISRAEL J. GOMEZ, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Morgenthau & Associates, Inc. as of June 30, 2002, and the related statements of income (loss), stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Morgenthau & Associates, Inc. as of and for the year ended June 30, 2001 were audited by other auditors whose report, dated August 13, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. at June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 is presented as required under SEC Rule 17a-5 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Keefe, McCullough & Co., LLP
KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
July 25, 2002